Greene Radovsky Maloney Share & Hennigh llp

FOUR EMBARCADERO CENTER, SUITE 4000, SAN FRANCISCO, CA 94111 TEL: (415) 981-1400 FAX: (415) 777-4961
June 18, 2007
Via Edgar and Federal Express
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

Attention:	Daniel F. Duchovny, Esq.
Division of Corporation Finance

Re:	The Cronos Group
Schedule 13E-3
File No. 005-47841
Filed: April 3, 2007

Preliminary Proxy Statement
On Schedule 14A
File No. 005-24464
Filed: April 3, 2007
Ladies and Gentlemen:
     On behalf of The Cronos Group (“Cronos” or the “Company”), we set forth below the responses of the Company and, as applicable, CRX Acquisition Ltd. (“Purchaser”), FB Transportation Capital LLC (“FB Transportation”), Fortis Bank S.A./N.V., Fortis Capital Corp. (“FCC”), and Fortis Bank (Nederland) N.V. (collectively, the “Fortis Entities”), to the comments of the staff (“Staff”) set forth in its letter of May 25, 2007 to the undersigned with respect to the amendments to the above-referenced documents filed with the Commission on May 16, 2007. For the Staff’s convenience, the text of the Staff’s comments are set forth below in bold, followed in each case by the response. All references to page numbers in the responses are to the page numbers in the amended preliminary Proxy Statement filed concurrently with the submission of this letter.
     To the extent that any response relates to information concerning the Fortis Entities, such response is included in this letter based on information provided to the Company and to us by the Fortis Entities or their representatives.
     Concurrently with the submission of this letter, the Company is filing via Edgar an amended preliminary Proxy Statement (the “Proxy Statement”) and Amendment No. 2 to the 13E-3 Transaction Statement (the “Schedule 13E-3”). The Proxy Statement and Schedule 13E-3 reflect the Company’s and, as applicable, certain of the Fortis Entities’ responses to the Staff’s comments, as well as certain conforming and updating changes.

Greene Radovsky Maloney Share & Hennigh llp
Securities and Exchange Commission
June 18, 2007

     For the Staff’s convenience, we are enclosing a marked copy of the Proxy Statement (changed pages only) and the Schedule 13E-3 with the copy of this letter being transmitted directly to Mr. Duchovny.
Amended Schedule 13E-3
1. We note your response to comment 1. We note also that affiliates of the seller may become affiliates of the purchaser through means other than equity ownership and thus are effectively on both sides of the transaction. We note that negotiations of the transaction included Mr. Younger as part of the Fortis group’s efforts, that Mr. Younger will serve as the chief executive officer and president of the surviving company and that Mr. Younger (and the Management Investors) will hold significant equity holdings in the surviving entity renders each of Fortis Bank S.A./N.V. and Fortis Bank (Nederland) N.V. an affiliate of Mr. Younger and the company. As affiliates of the company, we believe each of Fortis Bank S.A./N.V. and Fortis Bank (Nederland) N.V. should be identified as filing person on the Schedule 13E-3.

In response to this comment, Fortis Bank S.A./N.V. has been added as an additional filing person to the Schedule 13E-3, and related disclosures have been made in the Proxy Statement, where required, to reflect this addition.

In addition, please be advised that the only relationships between Fortis Bank (Nederland) N.V. and the Company and its subsidiaries have been commercial banking relationships. Fortis Bank (Nederland) N.V. has been a lender to either or both of the Company and the Company’s joint venture, since 1996, and has not been (and will not be) “engaged in” any portion of the transaction that is the subject of the Schedule 13E-3 and the Proxy Statement.

Finally, the references contained in the “Special Factors” section of the Proxy Statement to Mr. Younger’s discussions with representatives of FCC and FB Transportation do not, we believe, rise to the level of Mr. Younger’s being considered as part of the Fortis group’s efforts. As noted under “Special Factors — April 2006” (page 13), after some initial discussions, Mr. Younger was excluded from discussions and deliberations of the Company’s transaction committee from and after April 12, 2006. In May 2006, Fortis representatives indicated to Raymond James their understanding of Mr. Younger’s support of the transaction with Fortis and that senior management in the Company had proposed rolling over their equity into (or otherwise investing in) the new company. See “Special Factors — Fortis Submits its Preliminary Proposal” (page 15). In June 2006, Fortis representatives informed Raymond James of their assumption that Mr. Younger would be rolling over his equity into the new company, but no mention is made of Mr. Younger’s presence during that conference call. See “Special Factors — June 12, 2006 Meeting of the Transaction Committee” (page 17). On June 16, 2006, we understand that Mr. Younger served principally as a conduit of information from Mr. Anderson to the transaction committee (“Special Factors — June 16, 2006 Meeting of the Transaction Committee” (page 18)). The next time Mr. Younger’s name is mentioned in “Special Factors” with regards to transaction discussions or negotiations is with respect to the meeting on February 16, 2007, at which Mr. Younger served as a representative of the Company, but principally in an informational role. (See “Special Factors — Fortis and the Company Negotiate the Terms of the Asset Purchase Agreement” (page 29).)

Greene Radovsky Maloney Share & Hennigh llp
Securities and Exchange Commission
June 18, 2007

Revised Preliminary Proxy Statement
The Assets Sale and Liquidation, page 4
2.	Please confirm supplementally that you will update your disclosure when you obtain the required third party consents referenced in prior comment 9 and the response therein.

The Company has now obtained the consents from third party container owners required under the Asset Purchase Agreement in connection with the proposed Assets Sale. Accordingly, the reference to securing consents from certain third party container owners for the proposed sale has been deleted from the text under “The Assets Sale and Liquidation — Are there conditions to the completion of the Assets Sale?” (page 8).
Special Factors
Background of the Transaction, page 9
3.	We note your response to comment 11. Please name the member of the Transaction Committee who retired in 2006.

The member of the Transaction Committee who retired in 2006 is identified under “Special Factors — Background of the Transaction — Formation of Transaction Committee; Engagement of Raymond James; Interest of Party One” (page 9).
4.	We note your reference to a confidential treatment request filed in connection with the reports identified in our prior comment 12. Please note that you will need to resolve all issues concerning your confidential treatment request prior to the time we clear comments on the proxy statement and Schedule 13E-3.

Comment noted and acknowledged. The Company is concurrently herewith providing supplemental information in support of its request for confidential treatment with respect to certain information included in the subject reports.
Reasons for the Transaction Committee’s Recommendation, page 32
5.	We reissue comment 16 as it requested revised disclosure to address the going concern value.

The Company has revised the text of the Proxy Statement in response to this Comment. See “Special Factors — Reasons for the Transaction Committee’s Recommendation — Net Book Value of Company’s Common Share; Piecemeal Liquidation” (page 34).

Greene Radovsky Maloney Share & Hennigh llp
Securities and Exchange Commission
June 18, 2007

6.	We reissue comment 17. We note your general response A. While the transaction committee may have considered the assets sale and the going private transaction as one and the same, the provisions of Rule 13e-3 dictate that, in this case, the going private transaction is the series of transactions (including the asset sale and the liquidation, both of which are part of your proxy solicitation) that will have the effect described in Rule 13e-3(a)(3)(ii). Given that the opinion received addressed only a portion of the going private transaction and a different group of security holders than those as to whom the filing persons are required to make a fairness determination, explain how any filing person relying on the financial advisor’s opinion was able to reach the required fairness determination.

The text has been revised to state the Committee’s awareness of the scope of Raymond James’ fairness opinion and to state that the Committee reached its fairness determination as to the Company’s unaffiliated shareholders based upon all of the factors identified under the discussion of the reasons for the Committee’s recommendation. See “Special Factors — Reasons for the Transaction Committee’s Recommendation — Opinion of Cronos’ Financial Advisor” (page 36).

The Company also notes that Raymond James did take into account the proposed assets sale to Purchaser, the related liquidation of the Company, and the liquidating distribution to be made by the Company in liquidation to its shareholders. As Raymond James states in the conclusion to its fairness opinion, dated February 28, 2007 (Annex E to the Proxy Statement):
“Based upon and subject to the foregoing [discussion in its fairness opinion], it is our opinion that, as of February 28, 2007, the consideration to be received by the shareholders of the Company pursuant to the [Asset Purchase] Agreement is fair, from a financial point of view, to the holders of the Company’s outstanding Common Stock.”

(Emphasis added.)

The consideration negotiated by the Company with Purchaser for the sale of its assets, and the distribution to be made by the Company to its shareholders, are one and the same: based upon a liquidating distribution of $16.00 per fully diluted share, which translates into a sales price of $133,679,640 (before adjustment for any common shares repurchased by the Company or the lapse of outstanding stock options). What enables Cronos to make a liquidating distribution of $16.00 per share to its shareholders is the fact that under the Asset Purchase Agreement, Purchaser is to assume all of Cronos’ liabilities, including its liabilities and expenses incurred in connection with its liquidation. See “The Asset Purchase Agreement — The Assets Sale — Assumed Liabilities” (page 62).

Greene Radovsky Maloney Share & Hennigh llp
Securities and Exchange Commission
June 18, 2007

7.	We reissue comment 18. While you moved the disclosure referenced in our prior comment, you have not addressed the substance of that comment. Please revise.

The Committee’s knowledge of Cronos’ business, financial condition, results of operation, and business plan informed its deliberations as a whole. Because the Committee cannot be more specific as to the influence of this understanding upon the individual factors listed, this general reference has been deleted from the discussion. See “Special Factors — Reasons for the Transaction Committee’s Recommendation — Remaining Independent” (page 34).
Opinions of Cronos’ Financial Advisor, page 36
8.	We note your response to comment 22. We reissue clauses (i), (ii) and (iv) of our prior comment, which refers to data included in the Raymond James presentation to the Transaction Committee. With respect to the Transaction Premium Analysis, please tell us, with a view toward the disclosure previously requested, whether Raymond James presented the analysis and data to the Transaction Committee; neither the analysis nor its data appear in the Raymond James presentation of February 2007. lf the analysis and data were presented, please disclose the information previously requested; if not, please disclose this fact. In this respect, we call your attention to the last sentence of our prior comment.

The referenced data was included in Raymond James’ valuation presentation to the Transaction Committee and to the full Board of Directors on February 28, 2007, and has now been included in the discussion of Raymond James’ fairness opinion. See “Special Factors — Opinion of Cronos’ Financial Advisor” (pages 36-42).

Two reports were delivered that day to the Committee and to the Board by Raymond James, one that summarized the transaction process (in which the referenced data was not included) and the second addressing Raymond James’ valuation analysis (in which the referenced data was included). Both reports have been filed as exhibits to Cronos’ Schedule 13E-3 (as Exhibits (c)(2) (valuation analysis) and (c)(3) (process report)). The Company’s trading history, comparable company analysis, precedent transactions, transaction premium analysis, and discounted cash flow analysis that are all summarized under “Special Factors — Opinion of Cronos’ Financial Advisor” (pages 36-42) are included in Raymond James’ financial analysis presented to the Committee and the Board on February 28, 2007. See Exhibit (c)(2) to Schedule 13-E, pages 8-14.
9.	We reissue comment 23. While you may retain the generic disclaimer referred to in your response, please expressly address the issues identified in out prior comment for both Raymond James and the Transaction Committee or board of directors. If none of them considered these issues specifically, please disclose so.

The text of the Proxy Statement has been revised to respond to this comment. See “Special Factors — Opinion of Cronos’ Financial Advisor” (pages 36-42).

Greene Radovsky Maloney Share & Hennigh llp
Securities and Exchange Commission
June 18, 2007

10. Please disclose the substance of your response to comment 24.
The text of the Proxy Statement has been revised to respond to this comment. See “Special Factors — Opinion of Cronos’ Financial Advisor” (page 36).
Position of the Management Investors as to Fairness, page 42
11.	We reissue comment 28. The revision referenced in your response does not appear to have been made.

The referenced deletion has now been made. See “Special Factors — Position of the Management Investors as to Fairness” (page 43).
Position of Purchaser, FB Transportation and FCC as to Fairness, page 43
12.	Please refer to our prior comment 29. Please explain why none of the filing persons in this section considered market prices, net book value or liquidation value. We note that these filing persons considered the value of the company’s marine container fleet and the going concern value: please revise to complete the disclosure in this respect. Describe revise what numerical values, if any, were used, how those values, numerical or otherwise, were determined. and how those analyses support the filing persons’ fairness determination.

Additional disclosure has been provided as requested in the section entitled “Special Factors — Position of Purchaser, FB Transportation, FCC, and Fortis Bank S.A./N.V. as to Fairness” on page 44 of the Proxy Statement filed contemporaneously herewith. The added disclosure addresses FB Transportation’s and FCC’s consideration of market prices, going concern value, net book value and liquidation value in connection with their fairness determination. The language in the previously filed preliminary proxy statement referencing the Company’s marine container fleet and its going concern value related to FB Transportation’s and FCC’s determination as to the marine container assets that were to be ultimately acquired by FB Transportation and CF Leasing, but, as described in the amended disclosures in this section, this evaluation was not relevant with respect to the fairness to unaffiliated shareholders of the Company with regards to the Company’s overall business.
13.	We reissue comment 30. See our comment above relating to your general response A.

Additional disclosure has been provided as requested in the section entitled “Special Factors — Position of Purchaser, FB Transportation, FCC, and Fortis Bank S.A./N.A. as to Fairness” on page 44 of the amended preliminary Proxy Statement filed herewith. The first paragraph of the section clarifies the scope of the overall transactions considered by Purchaser, FB Transportation and FCC regarding the fairness of the Rule 13e-3 transaction to unaffiliated shareholders of the Company.

Greene Radovsky Maloney Share & Hennigh llp
Securities and Exchange Commission
June 18, 2007

Selected Financial Data, page 82
14.	We note your response to comment 33. Please revise the presentation of your financial statements to disclose the ratio of earnings to fixed charges. See Item 1010(a)(3) of Regulation M-A. Be advised that although we understand that Item 503(d) of Regulation S-K refers to registered debt securities or preference equity securities, the ratio of earnings to fixed charges required by Item 1010(a)(3) is not limited to circumstances in which a company has registered debt securities and/or preference equity securities. Rather, Item 1010(a)(3) of Regulation M-A requires that the company present its ratio of earnings to fixed charges “in a manner consistent with 503(d) of Regulation S-K.”· The fixed charges referred to by the item requirement are not limited to those associated with registered debt or preference equity securities and should be presented in all circumstances in which the company has any fixed charges.

A line item has been added to the selected financial data disclosing the ratio of earnings to fixed charges. See “Selected Financial Data” (page 83).
Other Information, Page 119
15.	We reissue comment 37. Please make the revision previously requested.

The Proxy Statement has been revised to make clear that forward incorporation does not apply to the Company’s Schedule 13E-3. See “Other Information” (page 120).

(Continued on next page.)

Greene Radovsky Maloney Share & Hennigh llp
Securities and Exchange Commission
June 18, 2007

     The Company is anxious to proceed with the calling of its special shareholder meetings and the filing and distribution of its definitive Proxy Statement for those meetings. We would appreciate the Staff’s cooperation in this regard.
     If the Staff has any further questions or comments on these responses, the Proxy Statement, or the Schedule 13E-3, it should feel free to contact me by telephone to (415) 248-1501, by fax to (415) 777-4961, or by email to jfotenos@greeneradovsky.com.

Very truly yours,
/s/ James F. Fotenos

James F. Fotenos

JFF/cdf
Enclosures

cc:	Dennis J. Tietz
Elinor A. Wexler
Milton J. Anderson
Marc. H. Folladori, Esq.
David L. Ronn, Esq.
Adam P. Siegman, Esq.
Heather J. Kirlin, Esq.